JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sablaw.com

October 6, 2006

Mr. Owen Pinkerton
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Registration Statement on Form S-1 for United States Natural Gas Fund, LP

Dear Mr. Pinkerton:

On behalf of United States Natural Gas Fund, LP (“USNG”), attached for your convenience are clean and marked copies of typeset versions of the above-captioned registration statement filing (the “Registration Statement”).

USNG respectfully requests that the Staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Disclosure in the Registration Statement is based on and is substantially similar to the disclosure in United States Oil Fund’s registration statement on Form S-1 (File No. 333-137784) filed on October 4, 2006.

The attached blacklined Registration Statement has been marked against United States Oil Fund’s most recent registration statement on Form S-1 (File No. 333-137784) filed on October 4, 2006. Significant differences between the two filings, which are reflected in the disclosure included in the Registration Statement, are as follows:

Mr. Owen Pinkerton
October 6, 2006

1.	The USNG filing is for its initial offering, whereas the United States Oil Fund, LP filing is registering additional units.

2.
The investment objective of USNG is for the changes in percentage terms of the units’ net asset value to reflect the changes in percentage terms of the price of natural gas delivered at the Henry Hub, Louisiana as measured by the “Benchmark Futures Contract,” less USNG’s expenses.

3.	USNG added additional risks and disclosure relating to the natural gas industry.

4.	USNG has priced its initial offering of units on a nominal basis, as opposed to basing it on the price of its “Benchmark Futures Contract.”

5.
USNG’s “Benchmark Futures Contract” is the futures contract on natural gas traded on the New York Mercantile Exchange that is next scheduled to expire, except when the front month contract is within two weeks of expiration. Starting two weeks before expiration the “Benchmark Futures Contract” will change to the then current second month contract.

6.
USNG currently anticipates “rolling” its “Benchmark Futures Contract” over one day when USNG’s assets are under $150 million. As assets increase, USNG will roll the “Benchmark Futures Contract” over two days and then four days.

7.	USNG has not yet identified the initial authorized purchasers or its service providers.

In addition to the above, certain additional stylistic, editorial, and updating changes have been made in the Registration Statement.

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (202) 383-0180 or Lisa A. Pellegrino at (202) 383-0873.

Sincerely,

/s/ James M. Cain

cc: Mr. Nicholas Gerber
       Lisa A. Pellegrino, Esq.

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